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                                                                       EXHIBIT A

Schlumberger Press Release
SCHLUMBERGER LIMITED.277 PARK AVENUE.NEW YORK, NY 10172.FOR FURTHER
INFORMATION: SIMONE CROOK, SCHLUMBERGER LIMITED 1-212-350-9432
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For Immediate Release: Monday, September 16, 1996
SCHLUMBERGER - BAKER HUGHES STRATEGIC ALLIANCE

New York, September 16 -- Schlumberger Limited ("SLB") and Baker Hughes Incorporated ("BHI") announced today that they have signed a letter of intent calling for the establishment of strategic alliances between several of their product lines. These agreements will enhance their product offerings and improve their respective access to necessary complementary technology. They will also accelerate the development of new products.

Subject to the execution of definitive agreements, Baker Hughes' Baker Oil Tools division will become the preferred supplier of downhole tools, completion design, equipment and related services to certain Schlumberger Oilfield Services units, particularly Integrated Project Management. Schlumberger will become the preferred supplier of coiled tubing services and of downhole monitoring devices to Baker Oil Tools. The agreements are non-exclusive.

In addition to the above agreements, James D. Woods, Chairman and CEO of Baker Hughes Incorporated and Victor E. Grijalva, Executive Vice President of Schlumberger Limited, stated, "We also intend to jointly develop and commercialize proprietary Intelligent Completion Systems (ICS). These systems will integrate complementary technologies from both companies providing remote reservoir monitoring and control. Our objectives are to minimize well intervention and to enhance recovery of reserves. Between the two companies, a total investment of $50 million in the development and commercialization of ICS over the next several years is anticipated."

The agreements are subject to the customary approvals, the completion of all current legal and contractual obligations as well as the approval of the Board of Directors of each company.

Schlumberger is an international, worldwide leader in oilfield services, measurement & systems, and telecommunications with operations in over 100 countries and 51,000 employees. Revenues exceed $7.6 billion.

Baker Hughes is a leading provider of products and services for the oil, gas and process industries.

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